The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 MAY 22 AM 10:1

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

02034327

By Airmail

10th May, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 8th May 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release, dated 9th May 2002, noting: (i) the proposed flotation of HMV Group plc with an Offer Price of 192p per HMV Ordinary Share; (ii) the resultant net cash proceeds due to the Company; and, (iii) the residual shareholding that the Company will retain in HMV Group plc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/5

Not for release, publication or distribution in, or into, the United States, Canada, Australia or Japan

EMI GROUP plc

FLOTATION OF HMV GROUP PLC

LONDON 9th May 2002. EMI Group plc ("EMI") is pleased to note that HMV Group plc ("HMV") has today announced the pricing for its global offer in relation to its proposed flotation on the London Stock Exchange. The Offer Price has been set at 192p per HMV Ordinary Share.

The Global Offer involves EMI selling part of its holding in ordinary shares in HMV. EMI has also granted UBS Warburg an over-allotment option, at the Offer Price, in respect of further ordinary shares in HMV.

The net cash proceeds to EMI as a result of the flotation comprise the following elements:

- £69m, representing the deferred and contingent consideration payable to EMI by HMV on its listing under the terms of the 1998 sale agreement between EMI and HMV, and the redemption of EMI's holding of senior preference shares in HMV; and

- £73m in respect of ordinary shares in HMV to be offered by EMI in the Global Offer.

EMI will also receive a further sum of £40m if the over-allotment option is exercised in full.

Depending on the level of exercise of the over-allotment option, EMI will retain a residual shareholding in HMV of between 9.2% and 14.5%, valued at between £71m and £112m at the Offer Price. This holding will be subject to lock-up arrangements for six months from flotation.

Enquiries:
EMI GROUP PLC

Amanda Conroy	SVP, Corporate Communications	020 7667 3216
Siobhan Turner	Director, Investor Relations	020 7667 3234

BRUNSWICK GROUP LIMITED

Patrick Handley		020 7404 5959

The contents of this announcement, which have been prepared by and are the sole responsibility of EMI Group plc, have been approved by UBS Warburg Ltd., a subsidiary of UBS AG, solely for the purposes of Section 21(2)(b) of the Financial Services and Markets Act 2000. This does not constitute a recommendation regarding the Offering. The value of an investment may go down as well as up. Potential investors should seek advice from an independent financial adviser as to the suitability of the Offering for the individual concerned.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in HMV to be issued or sold in connection with the Offering should only be made on the basis of information contained in the prospectus issued in connection with the Offering and any supplements thereto. The prospectus contains certain detailed information about HMV and its management, as well as financial statements and other financial data. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an available exemption from registration thereunder. No public offering of securities is being made in the United States.

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan. Stabilisation / FSA.